Notice of 2011 annual meeting of shareholders

When

Thursday, May 5, 2011 3:00 p.m. Vancouver time Where Grouse Room & Stanley Room Hyatt Regency Hotel 655 Burrard Street Vancouver, British Columbia We’ll cover six items of business:
1.	Receive our consolidated financial statements for the financial year ended December 31, 2010 and the auditor’s report
2.	Elect eight directors to the board to hold office until the end of our 2012 annual meeting
3.	Appoint KPMG as the independent auditor for 2011
4.	Authorize the directors to set the auditor’s pay
5.	Approve the amended and restated Incentive stock option plan for employees, consultants and advisors and the amended and restated Incentive stock option plan for officers and directors
6.	Other business

Your vote is important

You’re entitled to receive this notice and vote at our 2011 annual meeting if you owned common shares of Eldorado as of the close of business on March 18, 2011 (the record date for the 2011 annual meeting).

The accompanying management proxy circular contains important information about the meeting, who can vote and how to vote. Please read it carefully.

If you have any questions relating to the meeting, please contact Kingsdale Shareholder Services Inc. by telephone at 1-877-657-5856 toll free in North America or (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com

By order of the board, “Dawn L. Moss”

Dawn L. Moss

Vice President, Administration and Corporate Secretary

Vancouver, British Columbia March 23, 2011

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting.